FEDERAL INSURANCE COMPANY
         		Endorsement No.: 7
         		Bond Number:82307767


NAME OF ASSURED: FLEXSHARES TRUST
---------------------------------

      EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 6, 2011
        to 12:01 a.m. on September 30, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on September
6, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: July 6, 2012



ICAP Bond
Form 17-02-5032 (Ed. 11-02)